UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                         COMMISSION FILE NUMBER: 0-27480

                           NOTIFICATION OF LATE FILING


(Check One) [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K [ ]Form 10-Q  [ ]Form N-SAR

                      For Period Ended: September 30, 2000

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                      ------------------

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                           LAHAINA ACQUISITIONS, INC.
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                             Full Name of Registrant
                            Former Name if Applicable

                        5895 Windward Parkway, Suite 220
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            Address of Principal Executive Office (Street and Number)

                            Alpharetta, Georgia 30005
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                            City, State and Zip Code
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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


[X]                 (a)               The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]                 (b)               The subject annual report, semi-annual report, transition
                                      report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or
                                      portion thereof, will be filed on or before the fifteenth
                                      calendar day following the prescribed due date; or the
                                      subject quarterly report of transition report on Form
                                      10-Q, or portion thereof will be filed on or before the
                                      fifth calendar day following the prescribed due date; and

[ ]                 (c)               The accountant's statement or other exhibit required by
                                      Rule 12b-25(c) has been attached if applicable.



PART III -NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

         Due to recent turover in the accounting staff of the Registrant coupled with a conversion of the accounting system, completion of the year end closing and audit has taken longer than originally anticipated. As a result, the filing could not be made within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that the annual report will be filed on or before the fifteenth calendar day day following the prescribed due date.

                           PART IV -OTHER INFORMATION

1) Name and telephone number of person to contact in regards to this notification

         L. Scott Demerau                  (770)                   754-6140
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2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           LAHAINA ACQUISITIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2000                                By: /s/ L. Scott Demerau
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                                                       L. Scott Demerau
                                                       Chief Executive Officer